25 Bough Street Campaign Video Transcript

Idrees Lanre Ajakaiye, President of 25 Bough Street Inc.: [00:00:00] Hello everyone. My name is Idrees Lanre Ajakaiye. I'm here live in Providence, Rhode Island, and I'm here to get you excited about a commercial community real estate project that will positively transform the lives of youth, women, and the overall community. Anyone 18+ can invest, own shares, and help to positively change lives. Let's hear how.

25 Bough Street is a transformative project with so many benefits to the community.

First, is a multipurpose function hall for the celebration of life events, corporate events, quinceañeras, birthday parties, and so much more. We envision a place where the community can do programmatic efforts for young women, young men, and the R.I.S.E. Women's Leadership Conference can also do their programmatic efforts.

Second, the Athletic Skills Facility. The Athletic Skills Facility will cater to athletes and peak performance. Machines in there will include VertiMax machines, plyometrics machines, cables, and so much more. Athletes of all types will be able to work out in 25 Bough, in that area right there, and get peak performance at the top levels of their game.

Third, The Futures Hub. The Futures Hub will allow youth to be educated in financial literacy, career, and self-awareness. Financial literacy, currently--there's a gap of education that we are looking to fill. Self-awareness. The historical significance of young children is sometimes not taught in school. In this community, and here at 25 Bough Street, we will look to empower young people with their history, their narrative.

25 Bough Street will offer a co-working, co-located space that allows the community to have access to conference rooms, rooms, but there's a lot of them out there, right? 25 Bough Street's will be different. The visuals in 25 Bough will reflect the community. It will reflect the heroes of the community so that when the community walks in, they'll feel like it's home. They'll connect with other entrepreneurs, innovators, freelancers in a space that's dedicated to empowering the community, driving innovation and promoting the future entrepreneurs.

You've heard a lot on the video about how you can positively change lives of the community, youth, and women overall. But what I want you to hear from is other community leaders and partners of how the 25 Bough Street project and your investment will help to change lives.

Cortney Nicolato, President of the United Way: [00:02:52] Hi, my name is Cortney Nicolato, and I'm President and CEO of the United Way.

At United Way of Rhode Island, we believe that in order to strengthen our state, we must focus on building stronger neighborhoods. For this reason, I'm excited about the 25 Bough Street project. I see organizations like mine being able to partner and utilize the building in a variety of different ways. We could see using it for corporate events, trainings, and also to partner--to bring community-driven and proven programs that help children fall in love with learning.

Hilina Ajakaiye, Executive Director of R.I.S.E. Women's Leadership Conference: [00:03:27] Hi, my name is Hilina Ajakaiye, and I am the founder and Executive Director of the R.I.S.E. Women's Leadership Conference. I'm so happy to be here to tell you that 25 Bough Street will be the home of the R.I.S.E. Women's Leadership Conference. Currently, we don't have a home. We do our annual event, which is a large-scale event, and we do that at the convention center. However, to have an office, to have a place where we can call home will allow us to develop our commitment to young women. That is why we do the work we do is that we want to cultivate, continue to mentor, and continue to teach our young women.

Idrees Lanre Ajakaiye, President of 25 Bough Street Inc.: [00:03:59] Thank you for watching. I appreciate your time to talk about 25 Bough Street. Anyone over the age of 18--a hundred dollar minimum, 55 cents a share--can invest in 25 Bough Street, which will positively change the lives of youth, women, and the community. Thank you again. The campaign link and details are below. I look forward to you becoming a partner in the change, owning, investing shares.

Thank you.